Exhibit 99.2

H.J. GRUY AND ASSOCIATES, INC.

333 Clay Street, Suite 3850, Houston, Texas 77002 • TEL. (713) 739-1000 • FAX (713) 739-6112

January 19, 2012

Century Exploration New Orleans, Inc.

Three Lakeway Center, Suite 2800

3838 North Causeway Boulevard

Metairie, Louisiana 70002

Attention:	Jon A. (Tony) Richards

    Engineering Manager

Re:	Year-End 2011
Reserves Report
Selected Property
RAAM Global Energy Company
S.E.C. Guidelines
Internal Use Only

Ladies and Gentlemen:

At your request, we estimated the proved reserves, possible reserves, and future net cash flows as of December 31, 2011, attributable to interests owned by RAAM Global Energy Company (RAAM) in a selected oil and natural gas property. The property is located in Ewing Bank Block 920 OCS-G 32293.

A summary of the results of this work, using S.E.C. guidelines, is shown below:

Reserves and Cash Flow

	Estimated Net Reserves		Estimated Future Net Cash Flow
	Oil & Condensate (MBbls)	Natural Gas (MMcf)	Total (M$)	Discounted at 10% Per Year (M$)
SELECTED PROPERTIES
Proved Undeveloped	6,681	6,681	395,906	203,799

Total Proved	6,681	6,681	395,906	203,799
Possible Undeveloped	4,429	4,074	250,098	143,830

Total Possible	4,429	4,074	250,098	143,830

RAAM Global Energy Company	2	January 19, 2012
S.E.C. Guidelines

The discounted future net cash flows summarized in the above tables are computed using a discount rate of 10 percent per annum as specified in the Statement of Financial Accounting Standards Number 69. The estimated proved and possible reserves are in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a).

Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures. Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes. Lease operating costs are based on client projected operating expenses. Client estimates of capital costs are included as required for workovers, new development wells, and production equipment. Abandonment expenses are included. Future cash inflow and future net cash flow stated in this report exclude consideration of state or federal income tax. Future costs, if any, for the restoration of producing properties to satisfy environmental standards are not deducted from cash flow. Operating costs and future capital expenditures are not escalated and therefore remain constant for the projected life of the property.

Estimates of future net cash flow and discounted future net cash flow should not be interpreted to represent the fair market value for the estimated reserves. The proved and possible reserve volumes and the estimated future net cash flows included in this report have not been adjusted for uncertainty. Consequently, the proved and possible reserve volumes or the projected cash flows should not be aggregated in any combination or aggregated with any other category of reserves or cash flows attributable thereto. Detailed economic projections are attached hereto.

Product benchmark prices are based on an average of 2011 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, condensate, and natural gas base prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark prices for oil and natural gas are $92.71 per barrel and $4.12 per million British thermal units, respectively.

In conducting this evaluation, we relied on data supplied by Century. The extent and character of ownership, product sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted. No independent well tests, property inspections, audits of ownership interests, or audits of operating expenses were conducted by our staff in conjunction with this evaluation. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, delinquent payments, hedging activities, or any current or possible future detrimental environmental site conditions.

Reserve estimates for undeveloped and nonproducing properties are based on volumetric calculations and analogy with the performance of comparable wells. Reserve estimates from volumetric methods and from analogy comparisons may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced. The reserves reported herein are estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories or cash flows attributable thereto may require revision as more data become available.

In order to estimate the reserves, costs, and future cash flows shown in this report, we have relied on geological, engineering, and economic data furnished by our client. Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods accepted by the petroleum industry, there is no guarantee that the forecast quantities of liquid hydrocarbons, natural gas, or net cash flow will be realized.

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 • (713) 739-1000

RAAM Global Energy Company	3	January 19, 2012
S.E.C. Guidelines

H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work. We have no financial interest in Century, RAAM, or the property evaluated. If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such persons, with the approval of our client, are invited to visit our offices, at their expense, so that they can evaluate the assumptions made and the completeness and extent of the data available on which our estimates are based. This report is for general guidance only, and responsibility for subsequent decisions resides with the decision maker.

Any distribution or publication of this report or any part thereof must include this letter in its entirety.

Yours very truly,

H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

by:	/s/ Robert Rasor, P.E.
Robert Rasor, P.E.
Executive Vice President

H.J. GRUY AND ASSOCIATES, INC. 333 Clay Street, Suite 3850, Houston, Texas 77002 • (713) 739-1000